Allied Waste Industries, Inc.
18500 North Allied Way
Phoenix, Arizona 85054
January 15, 2008
VIA EDGAR
Carmen Moncada-Terry
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Allied Waste Industries, Inc. Definitive 14A Filed April 10, 2007 File No. 001-14705
Dear Ms. Moncada-Terry:
     We are writing in response to your letter dated December 7, 2007, setting forth the additional comments of the staff of the Division of Corporation Finance (the “Staff”) on the Definitive Proxy Statement of Allied Waste Industries, Inc. (the “Company”) filed with the Securities and Exchange Commission on April 10, 2007.
Narrative to the Summary Compensation Table and Plan-Based Awards Table, page 37
Long-Term Cash Incentive Compensation, page 40
1.	We note your response to prior comment 10 and reissue the comment. Please provide a detailed analysis as to why the disclosure of the targets would result in competitive harm. We note your assertion that “[d]isclosure of the specific performance metrics would provide [] competitors with insight regarding the Company’s near-term business strategy.” However, it appears that such insight could be extrapolated from the ranges of performance that you make available to the public.
In future proxy statements, the Company intends to include the specific consolidated EBITDA growth, return on invested capital and free cash flow targets under its incentive compensation plan for the most recently completed fiscal year. As noted in the Company’s prior response to the Staff’s Comment 6, beginning in 2007 individual performance targets are not utilized under the incentive compensation plan. The Company does not presently intend to disclose in future proxy statements the specific targets set under its incentive compensation plan for the year in which the proxy statement is filed. Based on the incentive compensation plan as it is currently structured (i.e. a bonus plan with a one-year target and performance period) and the fact that the Company’s targets do not vary materially between years, the Company does not believe this type of current-year information would affect a fair understanding of the named executive officers’ compensation for the prior fiscal year.
     Please contact the undersigned at (480) 627-2723 if you have any questions or require additional information.

Sincerely,
/s/ Timothy R. Donovan
Name:	Timothy R. Donovan
Title:	Executive Vice President and General Counsel